OLD MUTUAL FUNDS I
AMENDED AND RESTATED EXTENDED EXPENSE LIMITATION AGREEMENT

This Amended and Restated Extended Expense Limitation Agreement (“Agreement”), effective as of January 1, 2010, is made and entered into by and between Old Mutual Funds I, a business trust organized under the laws of the State of Delaware (the “Trust”) on behalf of each portfolio of the Trust set forth in Schedule A (each a “Portfolio”, and collectively, the “Portfolios”), and Old Mutual Capital, Inc., a Delaware corporation (“Old Mutual Capital” or the “Investment Manager”).

WHEREAS, the Trust and Old Mutual Capital have entered into Investment Management Agreements (the “Management Agreements”), pursuant to which Old Mutual Capital renders investment advisory and administrative services to each Portfolio for compensation (the “Management Fee”) based on the value of the average daily net assets of each such Portfolio;

WHEREAS, the Trust currently maintains up to four (4) classes of shares for the Portfolios, Class A, Class C, Institutional Class, and Class Z (each a “Class” and, collectively, the “Classes”); and

WHEREAS, the Trust and the Investment Manager have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit certain expenses of each Class of each Portfolio.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

I.	EXPENSE LIMITATION

A.           The Investment Manager hereby agrees, subject to the terms of this Agreement, to reduce the fees payable to it under the Management Agreements  and to make any additional payments to the extent necessary to limit total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles (the “Operating Expenses”) of each Portfolio to an annual rate (as a percentage of the Portfolios’ average daily net assets) as set forth in Schedule A (“Expense Limit”) for the period beginning January 1, 2010 through December 31, 2018 (the “Expense Period”).

B.           To determine the Investment Manager’s liability with respect to the Operating Expenses, each month the Operating Expenses for each Class of each Portfolio shall be annualized as of the last day of the month.  If the annualized Operating Expenses for any month of a Class of a Portfolio exceed the Expense Limit for such Class, the Investment Manager shall first waive or reduce its Management Fee for such month for the affected Portfolio or Portfolios by an amount sufficient to reduce the annualized Operating Expenses to an amount no higher than the Expense Limit.  If the amount of the waived or reduced Management Fee for any such month is insufficient to pay the Operating Expenses, the Investment Manager may also remit to the appropriate Portfolio or Portfolios an amount that, together with the waived or reduced Management Fee, is sufficient to pay such Operating Expenses.

C.           The Trust agrees to pay and/or reimburse the Investment Manager the amount of Operating Expenses remitted by the Investment Manager (“Reimbursement Amount”) as long as the Management Agreement is still in effect and subject to the limitations provided in this paragraph.  Such Reimbursement Amount shall be made up to the Expense Limit on a monthly basis, but only if each Portfolio’s Operating Expenses without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Portfolio) less than the Expense Limit.  All Reimbursement Amounts shall be made within three years from the time the Investment Manager incurred the expense.  In no event will the Portfolios be obligated to pay any fees waived or deferred by the Investment Manager with respect to any other series of the Trust.

II.         TERM AND TERMINATION OF AGREEMENT

This Agreement shall continue in effect until December 31, 2018.   The Agreement may be amended or continued beyond December 31, 2018 only if agreed to in writing by both parties.

III.         MISCELLANEOUS.

A.           The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.           This Agreement shall be construed in accordance with the laws of the State of Delaware without reference to conflicts of law rules.  Nothing herein contained shall be deemed to require the Trust or a Portfolio to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust, the Portfolios or the Classes.

C.           Any questions of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the Investment Company Act of 1940, as amended (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

D.           The parties agree that no trustee or shareholder of the Trust shall be personally liable for any debts, liabilities, obligations or expenses incurred by, or contracted for under this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers.

OLD MUTUAL FUNDS I
on behalf of each Portfolio listed on Schedule A

By:  /s/ Julian F. Sluyters

Name:  Julian F. Sluyters
Title:  President
Date:  September 11, 2008

OLD MUTUAL CAPITAL, INC.

By:  /s/ Mark E. Black

Name:  Mark E. Black
Title:  Chief Financial Officer
Date:  September 11, 2008

SCHEDULE A
TO

AMENDED AND RESTATED EXTENDED EXPENSE LIMITATION AGREEMENT

BETWEEN

OLD MUTUAL FUNDS I AND OLD MUTUAL CAPITAL, INC.

EFFECTIVE JANUARY 1, 2010

	Expense Limits
	Class A	Class C	Institutional Class	Class Z

Old Mutual Analytic Defensive Equity Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual Analytic Global Defensive Equity Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual Asset Allocation Balanced Portfolio	2.00%	2.75%	1.75%	1.75%
Old Mutual Asset Allocation Conservative Portfolio	2.00%	2.75%	1.75%	1.75%
Old Mutual Asset Allocation Growth Portfolio	2.00%	2.75%	1.75%	1.75%
Old Mutual Asset Allocation Moderate Growth Portfolio	2.00%	2.75%	1.75%	1.75%
Old Mutual Clay Finlay China Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual Clay Finlay Emerging Markets Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual Copper Rock Emerging Growth Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual International Bond Fund	N/A	N/A	2.75%	N/A
Old Mutual International Equity Fund	3.00%	3.75%	2.75%	2.75%
Old Mutual Provident Mid-Cap Growth Fund	N/A	N/A	2.75%	N/A